EXHIBIT 21

Texas Regional Bancshares, Inc.

List of Subsidiaries

March 9, 2004

Name	Domicile	Jurisdiction of Organization	Percentage of Voting Securities Owned
Texas Regional Delaware, Inc.	Wilmington, DE	Delaware	100%
Texas State Bank	McAllen, TX	Texas	100%
TSB Securities, Inc.	McAllen, TX	Texas	100%
TSB Properties, Inc.	McAllen, TX	Texas	100%
Riverway Holdings Capital Trust I	Wilmington, DE	Delaware	100%
Riverway Holdings Capital Trust II	Newark, DE	Delaware	100%
Texas Regional Statutory Trust I	Hartford, CT	Connecticut	100%
Hydrox Holdings, Inc.	Houston, TX	Texas	100%